SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
 (Amendment No.  1)

HealthEquity, Inc.

(Name of Issuer)
Common Stock, $0.0001 par value per share

 (Title of Class of Securities)
42226A 10 7

 (CUSIP Number)
December 31, 2015

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42226A 10 7

1.	Names of Reporting Persons Manu Rana

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 67,500

	6.	Shared Voting Power 1,676,468

	7.	Sole Dispositive Power 67,500

	8.	Shared Dispositive Power 1,676,468

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,743,968

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 42226A 10 7

1.	Names of Reporting Persons Steve Piaker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,676,468

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,676,468

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,676,468

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 42226A 10 7

1.	Names of Reporting Persons Daniel Kittredge

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,676,468

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,676,468

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,676,468

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 42226A 10 7

1.	Names of Reporting Persons Napier Park Global Capital GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,676,468

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,676,468

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,676,468

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.9%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 42226A 10 7

1.	Names of Reporting Persons Financial Partners Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,676,468

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,676,468

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,676,468

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.9%

12.	Type of Reporting Person (See Instructions) PN

This Amendment No. 1 to Schedule 13G (this “Amendment”) is being filed with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”), of HealthEquity, Inc. (the “Issuer”) to amend the Schedule 13G filed on January 26, 2015 (as amended by this Amendment, the “Schedule 13G”).  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13G filed on January 26, 2015.

Item 4.	Ownership

Item 4 is hereby amended and restated as follows:

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The percent of class represented by the amount beneficially owned by each Reporting Person is based on 57,626,846 shares of Common Stock outstanding on November 30, 2015, as indicated by the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on December 9, 2015.

Financial Partners Fund I, L.P. (“FPF”) directly holds 1,676,468 shares of Common Stock.  Napier Park Global Capital GP LLC (“GPLLC”)  is the general partner of FPF.  GPLLC has delegated to Mr. Rana, Mr. Piaker and Mr. Kittredge the voting and dispositive power over the Common Stock held by FPF.  Accordingly, the Reporting Persons share voting and dispositive power over 1,676,468 shares of Common Stock.  Mr. Rana has sole voting and dispositive power over 67,500 shares of Common Stock underlying stock options, including options exercisable within 60 days from the filing date of this Schedule 13G, that he holds.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 7, 2016

/s/ Manu Rana
MANU RANA

/s/ Steve Piaker
STEVE PIAKER

/s/ Daniel Kittredge
DANIEL KITTREDGE

NAPIER PARK GLOBAL CAPITAL GP LLC By: Napier Park Global Capital Delaware LLC, as its managing member

By: /s/ Michael Williams
Name: Michael Williams
Title: Managing Director

FINANCIAL PARTNERS FUND I, L.P.

By: /s/ Manu Rana
Name: Manu Rana
Title: Managing Director